UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
☒	Merger
☐	Liquidation
☐	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund: Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund (the “Fund”)
3.	Securities and Exchange Commission File No.: 811-21496
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☒	Initial Application	☐	Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

120 East Liberty Drive,
Suite 400,
Wheaton, Illinois 60187

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Roy Kim, Esq.
Chapman and Cutler LLP
320 South Canal Street
Chicago, Illinois 60606
(312) 845-3850

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

First Trust Advisors L.P.
120 East Liberty Drive,
Suite 400
Wheaton, Illinois 60187
(630) 765-8000

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in Rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):
☒	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
☐	Open-end	☒	Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser:	Sub-Adviser:
First Trust Advisors L.P. 120 East Liberty Drive Suite 400 Wheaton, Illinois 60187	Delaware Investments Fund Advisers 100 Independence 610 Market Street Philadelphia, PA 19106
12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

None

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable
(a)	Depositor’s name(s) and address(es):
(b)	Trustee’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
☐	Yes	☒	No

If Yes, for each UIT state:

Name(s):

File No.: 811-______

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☒	Yes	☐	No

If Yes, state the date on which the board vote took place:

October 23, 2023

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☒	Yes	☐	No

If Yes, state the date on which the shareholder vote took place:

August 22, 2024

If No, explain:

II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
☒	Yes	☐	No
(a)	If Yes, list the date(s) on which the fund made those distributions:

On September 23, 2024, the Fund consummated the reorganization into abrdn Global Infrastructure Income Fund (the “Acquiring Fund”) and shares of the Acquiring Fund were distributed to shareholders of the Fund.
(b)	Were the distributions made on the basis of net assets?
☒	Yes	☐	No
(c)	Were the distributions made pro rata based on share ownership?
☒	Yes	☐	No
(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

In the reorganization, shares of the Fund were exchanged for newly-issued shares of the Acquiring Fund. The conversion ratio was 0.437280, which is the quotient of the Fund’s NAV per share divided by the NAV per share of the Acquiring Fund as of the close of the market on the business day prior to the reorganization.
(e)	Liquidations only: Were any distributions to shareholders made in-kind?
☐	Yes	☐	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?
☐	Yes	☒	No

If yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?
☒	Yes	☐	No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?
(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
☐	Yes	☒	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐	Yes	☒	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?
☐	Yes	☐	No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
☐	Yes	☒	No

If Yes,

(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request for Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses: $196,058.87
(ii)	Accounting expenses: $7,750.00
(iii)	Other expenses (list and identify separately):

Press Releases: $4,308.13

Printing: $110,997.29

Proxy Solicitation: $302,986.14

Administrative $0

(iv)	Total expenses (sum of lines (i)-(iii) above): $622,100.43
(b)	How were those expenses allocated?

The costs associated with the reorganization were borne by abrdn Inc., abrdn Investments Limited and First Trust Advisors L.P.

(c)	Who paid those expenses?

abrdn Inc., abrdn Investments Limited and First Trust Advisors L.P.

(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
☐	Yes	☒	No

If yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
☐	Yes	☒	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
☐	Yes	☒	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger: abrdn Global Infrastructure Income Fund
(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-23490
(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Registration Statement on Form N-14 8C, SEC File No. 333-275177; initial filing October 24, 2023; declared effective by the SEC on December 18, 2023.
(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

*     *     *

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund (ii) he or she is the President and Chief Executive Officer of Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

Macquarie/First Trust Global
Infrastructure/Utilities Dividend & Income
Fund

By /s/ James M. Dykas______________
James M. Dykas
President and Chief Executive Officer